UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

BACKBONE ACQUISITION SUB, INC.

A Wholly-Owned Subsidiary of

SOLUTIA INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Paul J. Berra, III

Senior Vice President, Legal and Governmental Affairs

and General Counsel

Solutia Inc.

575 Maryville Centre Drive

P.O. Box 66760

St. Louis, Missouri 63166-6760

(314) 674-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William B. Sorabella, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$113,530,747	$13,011

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 7,462,688 shares of common stock, par value $0.001 per share, at $13.60 per share (which number includes 1,650,850 shares of common stock issuable pursuant to the conversion of preferred stock, par value $0.001 per share). The transaction value also includes the aggregate offer price for 1,489,875 shares issuable pursuant to outstanding options with an exercise price less than $13.60 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $13.60 minus the weighted average exercise price of such options.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Solutia Inc., a Delaware corporation (“Parent”), and Backbone Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Southwall Technologies Inc., a Delaware corporation (the “Company”), at a price of $13.60 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, California 94303

(650) 798-1200

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. Based on information provided by the Company, as of October 4, 2011, there were (i) 5,811,838 Shares issued and outstanding, (ii) 8,199,292 shares of the Company’s Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 per share, issued and outstanding, which shares were convertible into 1,639,858 Shares as of October 4, 2011 and, assuming they remain outstanding as of November 14, 2011 and dividends remain unpaid through such date, will be convertible into 1,650,850 Shares as of such date, and (iii) 1,489,875 Shares issuable upon exercise of outstanding stock options with an exercise price of less than $13.60 per Share. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Parent and Purchaser. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2011.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on October 25, 2011.

(a)(5)(A)	Joint Press Release issued by Solutia Inc. and Southwall Technologies Inc. on October 7, 2011 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(a)(5)(B)	Press Release issued by Solutia Inc. on October 25, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc. and Southwall Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(d)(2)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and certain entities affiliated with Needham Capital Partners (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(d)(3)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and Dolphin Direct Equity Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(d)(4)	Disclosure Agreement, dated as of November 2, 2009, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(5)	Amended Disclosure Agreement, dated as of November 18, 2010, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(6)	Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(7)	Amendment, dated August 16, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(8)	Amendment, dated September 20, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(9)	Amendment, dated September 29, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(10)	Distribution Agreement, dated as of January 1, 2002, by and between Globamatrix Holdings Pte. Ltd., a subsidiary of Solutia Inc., and Southwall Technologies Inc. (incorporated by reference to Exhibit 10.116 to the Form 10-Q/A filed by Southwall Technologies Inc. with the Securities and Exchange Commission on June 19, 2002).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2011

BACKBONE ACQUISITION SUB, INC.

By:	/s/ D. John Srivisal
	Name:	D. John Srivisal
	Title:	Vice President

SOLUTIA INC.

By:	/s/ Paul J. Berra, III
	Name:	Paul J. Berra, III
	Title:	Senior Vice President, Legal and Governmental Affairs and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2011.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on October 25, 2011.

(a)(5)(A)	Joint Press Release issued by Solutia Inc. and Southwall Technologies Inc. on October 7, 2011 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(a)(5)(B)	Press Release issued by Solutia Inc. on October 25, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc. and Southwall Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(d)(2)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and certain entities affiliated with Needham Capital Partners (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(d)(3)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and Dolphin Direct Equity Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

(d)(4)	Disclosure Agreement, dated as of November 2, 2009, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(5)	Amended Disclosure Agreement, dated as of November 18, 2010, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(6)	Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(7)	Amendment, dated August 16, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(8)	Amendment, dated September 20, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(9)	Amendment, dated September 29, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.

(d)(10)	Distribution Agreement, dated as of January 1, 2002, by and between Globamatrix Holdings Pte. Ltd., a subsidiary of Solutia Inc., and Southwall Technologies Inc. (incorporated by reference to Exhibit 10.116 to the Form 10-Q/A filed by Southwall Technologies Inc. with the Securities and Exchange Commission on June 19, 2002).

(g)	None.

(h)	None.